                                                                   EXHIBIT 99.A



        {TO BE RETYPED ON THE FIRST NATIONAL BANK OF MANATEE STATIONERY}


__, 1998




Dear Fellow Shareholder:

     Enclosed you will find a Notice of Special Meeting of Shareholders and Proxy Statement. The Special Meeting will be held on _________, ___________, 1998 at ________________________, Bradenton, Florida 34209, at _____ p.m.
(local time). At this meeting your Directors are asking that you approve the reorganization of the Bank into a One-Bank Holding Company to be known as First National Bancshares, Inc. The enclosed materials describe in detail the proposed holding company formation. We urge you to read it carefully.

     As we previously have reported to you, your Board of Directors has studied the formation of a holding company for some time and believes that this is the appropriate time to proceed with this matter. The formation of a holding company will give the Bank additional corporate and financial flexibility as a subsidiary of a registered bank holding company. Your Board of Directors has unanimously approved the formation of the holding company and recommends that shareholders vote in favor of the transaction to form First National Bancshares, Inc. Each of the Directors has agreed to vote their shares in favor of the transaction. Management will, if necessary, vote its proxies to adjourn the meeting to insure that the Merger Agreement is approved.

     We look forward to seeing you at the Special Meeting. Whether or not you plan to attend the Meeting, please sign, date and return the enclosed Proxy in the enclosed envelope at your earliest convenience. The vote of 66 2/3% of all shareholders is required to approve of the Merger transaction. Thank you for your continued loyalty and support. If you have questions about this transaction, please feel free to contact me.


Sincerely,



Glen W. Fausset, President